BAYTEX ANNOUNCES 2025 BUDGET

CALGARY, ALBERTA (December 3, 2024) - Baytex Energy Corp. ("Baytex") (TSX:BTE) (NYSE:BTE) is pleased to announce its 2025 budget.

"Our 2025 budget demonstrates the strength of our oil-weighted portfolio as we target continued strong performance in the Eagle Ford, further progression of the Pembina Duvernay and capital efficient heavy oil development. We are focused on disciplined capital allocation to prioritize free cash flow while maintaining a strong balance sheet. In the current commodity price environment this means moderating our growth profile and delivering stable crude oil production," commented Eric T. Greager, President and Chief Executive Officer.

2025 Budget

The Board of Directors has approved a budget for 2025 exploration and development expenditures of $1.2 to $1.3 billion, which is designed to generate average annual production of 150,000 to 154,000 boe/d. Our 2025 budget is based on a US$65/bbl WTI price and generates stable production compared to 2024.

Our operated production represents approximately 85% of total corporate volumes, and is forecast to increase 1% in 2025 compared to 2024. Our production profile for 2025 will reflect a reduction in non-operated Eagle Ford volumes due to reduced activity in late 2024 and early 2025.

The 2025 capital program is expected to be 60% weighted to the first half of the year. We plan to direct 55% to 60% of our exploration and development expenditures to our Eagle Ford light oil assets in the United States and 40% to 45% to our Canadian assets. In Canada, our capital program is expected to be equally split between light oil and heavy oil.

In the Eagle Ford, we expect to bring 54 net wells onstream, including 41 net operated wells. In our Canadian light oil business unit, we expect to bring onstream nine net wells in the Pembina Duvernay and 90 net wells in the Viking. In our heavy oil business unit, we expect to bring onstream 112 net wells, including 33 net Clearwater wells at Peavine.

On our operated Eagle Ford acreage, we are shifting to a level-loaded pace of development in order to drive further efficiencies in our business. We intend to run a consistent two rig and one frac crew program for most of the year and are targeting a 7% improvement in operated drilling and completion costs per completed lateral foot compared to 2024.

Based on the mid-point of our production guidance of 152,000 boe/d, approximately 56% of our production is in the Eagle Ford with the remaining 44% in Canada. Our production mix is forecast to be 85% liquids (44% light oil and condensate, 28% heavy oil and 13% natural gas liquids) and 15% natural gas, based on a 6:1 natural gas-to-oil equivalency.

Based on our production profile and timing of capital expenditures, the majority of our free cash flow is expected to be generated in the second half of the year. We intend to allocate approximately 50% of free cash flow to share buybacks and our base dividend and 50% of free cash flow to further strengthen the balance sheet.

2025 Guidance

The following table summarizes our 2025 annual guidance.

Exploration and development expenditures	$1.2 - $1.3 billion
Production (boe/d)	150,000 - 154,000

Expenses:
Average royalty rate (1)	~ 23%
Operating (2)	$11.75 - $12.50/boe
Transportation (2)	$2.40 - $2.55/boe
General and administrative (2)	$90 million ($1.62/boe)
Interest (2)	$180 million ($3.24/boe)
Current Income Taxes	~ 1% of EBITDA (3)

Leasing expenditures	$10 million
Asset retirement obligations	$25 million

We expect to exit 2024 producing 152,000 to 153,000 boe/d. For 2025, given the timing of wells to sales in our non-operated Eagle Ford asset, we anticipate production in the first quarter of 147,000 to 149,000 boe/d, with volumes increasing in the following quarters.

Our operating and transportation expense guidance is largely unchanged from 2024, after adjusting for a strengthening U.S. dollar relative to the Canadian dollar. Our 2025 guidance is based on an exchange rate of 1.40 CAD/USD.

A strengthening U.S. dollar relative to the Canadian dollar positively impacts our free cash flow, while also impacting our cost structure. On an annual basis, a $0.05 CAD/USD change in the foreign exchange rate impacts our operating expense by $0.21/boe, transportation expense by $0.04/boe, exploration and development expenditures by $30 million and total debt(3) by $70 million.

2025 Exploration and Development Expenditures and Wells On-Stream

Operating Area	Amount (4) ($ millions)	Wells On-stream (net)
United States (5)	$730	54
Canada	$520	211
Total	$1,250	265

(1) Specified financial measure that does not have any standardized meaning prescribed by International Financial Reporting Standards ("IFRS") and may not be comparable with the calculation of similar measures presented by other entities. Refer to the Specified Financial Measures section in this press release for further information.

(2) Supplementary financial measure calculated as operating, transportation, general and administrative or cash interest expense divided by barrels of oil equivalent production volume for the applicable period.

(3) Calculated in accordance with our amended credit facilities agreement which is available on SEDAR+ at www.sedarplus.ca.

(4) Reflects the mid-point of the exploration and development expenditures guidance range.

(5) United States exploration and development expenditures of US$520 million. Based on a Canadian-U.S. exchange rate of 1.40 CAD/USD.

2025 Breakdown of Exploration and Development Expenditures

Classification	Amount (1) ($ millions)
Drill, completion and equipping	$1,135
Facilities	$75
Land, seismic and other	$20
Environmental stewardship	$20
Total	$1,250

Risk Management

We employ a disciplined commodity hedging program to reduce the impact of sustained low commodity prices on our revenues.

For the first half of 2025, we have entered into hedges on approximately 45% of our net crude oil exposure utilizing two way collars with an average floor price of US$60/bbl and an average ceiling price of US$88/bbl. For the second half of 2025, we have entered into hedges on approximately 42% of our net crude oil exposure utilizing two way collars with an average floor price of US$60/bbl and an average ceiling price of US$80/bbl.

Five-Year Outlook

We have updated our five-year outlook (2024 to 2028) to reflect 2024 year-to-date operating and financial results and our plan to prioritize free cash flow and moderate our growth profile. This plan delivers stable production and continued strong shareholder returns at a mid-cycle WTI price of US$75/bbl.

With moderated growth, we anticipate annual exploration and development expenditures are maintained at $1.2 to $1.3 billion over the plan period and expect to generate cumulative free cash flow(2)(3) of $3.1 billion with total return of capital(2), including dividends and share repurchases, of approximately $1.7 billion. We anticipate hitting our total debt(4) target of $1.5 billion in early 2028.

Should WTI trade above or below mid-cycle prices for an extended period, we have flexibility to adjust our capital spending and production profile to maximize long-term value for our  business.

To illustrate our sensitivity to changes in WTI, based on a constant US$65/bbl and US$85/bbl WTI price, over the five-year outlook, we expect to generate free cash flow(1)(2) of $1.5 billion and $4.5 billion, respectively.

(1) Reflects the mid-point of the exploration and development expenditures guidance range.

(2) Specified financial measure that does not have any standardized meaning prescribed by IFRS and may not be comparable with the calculation of similar measures presented by other entities. Refer to the Specified Financial Measures section in this press release for further information.

(3) Five-year outlook pricing assumptions: WCS differential - US$13/bbl; NYMEX Gas - US$3.25/MMbtu; Exchange Rate (CAD/USD) - 1.40.

(4) Calculated in accordance with the amended credit facilities agreement which is available on SEDAR+ at www.sedarplus.ca.

Advisory Regarding Forward-Looking Statements

In the interest of providing Baytex's shareholders and potential investors with information regarding Baytex, including management's assessment of Baytex's future plans and operations, certain statements in this press release are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements").  In some cases, forward-looking statements can be identified by terminology such as "anticipate", "believe", "continue", "could", "estimate", "expect", "forecast", "intend", "may", "objective", "ongoing", "outlook", "potential", "project", "plan", "should", "target", "would", "will" or similar words suggesting future outcomes, events or performance.  The forward-looking statements contained in this press release speak only as of the date thereof and are expressly qualified by this cautionary statement. Specifically, this press release contains forward-looking statements relating to but not limited to: that in 2025 we are targeting strong Eagle Ford performance, progression of Pembina Duvernay and capital efficient heavy oil development; our capital allocation to prioritize free cash flow and maintain a strong balance sheet; our expectations for a moderated growth profile and stable crude oil production; our drilling plans for 2025 and the anticipated locations and the timing thereof; our target for improved drilling and completion costs; the composition of our forecasted 2025 production; expected timing of free cash flow during the year and our plans regarding the allocation of free cash flow to share buybacks, base dividend and balance sheet; our 2025 guidance, including exploration and development expenditures (including by operating area and classification), production, average royalty rate, expenses (operating, transportation, general and administrative, interest and current income taxes), leasing expenditures and asset retirement obligations; for 2024 our expected exit rate production; our expected production rate for Q1 2025; the expected impact of the Cad/US dollar exchange rate on our operating expenditures, exploration and development expenditures and total debt; the percentage of our net crude exposure that is hedged for 2025; expectations regarding our five-year outlook, including forecasted production, free cash flow, anticipated shareholder returns, and the sensitivity of the free cash flow over the outlook period to changes in WTI price; our commitments and goals in respect of our five-year outlook; and other similar statements.

These forward-looking statements are based on certain key assumptions regarding, among other things: petroleum and natural gas prices and differentials between light, medium and heavy oil prices; well production rates and reserve volumes; our ability to add production and reserves through our exploration and development activities; exploration and development expenditure levels; our ability to borrow under our credit agreements; the receipt, in a timely manner, of regulatory and other required approvals for our operating activities; the availability and cost of labour and other industry services; interest and foreign exchange rates; the continuance of existing and, in certain circumstances, proposed tax and royalty regimes; our ability to develop our crude oil and natural gas properties in the manner currently contemplated; availability of skilled labour; timing and amount of capital expenditures; our future costs of operations are as anticipated; the timing of drilling and completion of wells is as anticipated; that we will have sufficient cash flow, debt or equity sources or other financial resources required to fund our capital and operating expenditures and requirements as needed; that our conduct and results of operations will be consistent with our expectations; that we will have sufficient financial resources in the future to allocate to shareholder returns; current industry conditions, laws and regulations continuing in effect (or, where changes are proposed, such changes being adopted as anticipated); the assumptions set forth in this press release; and other matters. Readers are cautioned that such assumptions, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect.

Actual results achieved will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: the volatility of oil and natural gas prices and price differentials; restrictions or costs imposed by climate change initiatives and the physical risks of climate change; risks associated with our ability to develop our properties and add reserves; the impact of an energy transition on demand for petroleum productions; changes in income tax or other laws or government incentive programs; availability and cost of gathering, processing and pipeline systems; retaining or replacing our leadership and key personnel; the availability and cost of capital or borrowing; risks associated with a third-party operating our Eagle Ford properties; risks associated with large projects; costs to develop and operate our properties; public perception and its influence on the regulatory regime; current or future control, legislation or regulations; new regulations on hydraulic fracturing; restrictions on or access to water or other fluids; regulations regarding the disposal of fluids; risks associated with our hedging activities; variations in interest rates and foreign exchange rates; uncertainties associated with estimating oil and natural gas reserves; our inability to fully insure against all risks; additional risks associated with our thermal heavy oil projects; our ability to compete with other organizations in the oil and gas industry; risks associated with our use of information technology systems; results of litigation; that our credit facilities may not provide sufficient liquidity or may not be renewed; failure to comply with the covenants in our debt agreements; risks of counterparty default; the impact of Indigenous claims; risks associated with expansion into new activities; risks associated with the ownership of our securities, including changes in market-based factors; risks for United States and other non-resident shareholders, including the ability to enforce civil remedies, differing practices for reporting reserves and production, additional taxation applicable to non-residents and foreign exchange risk; risk that we may not achieve our guidance and five-year outlook due to various factors; risk that our anticipated drilling plans may change; risk that we may not have sufficient financial resources in the future to allocate to forecasted shareholder returns; risk that our actual results of operations is different from that set forth herein; and other factors, many of which are beyond our control. These and additional risk factors are discussed in our Annual Information Form, Annual Report on Form 40-F and Management's Discussion and Analysis for the year ended December 31, 2023, filed with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission and in our other public filings.

The future acquisition by Baytex of its shares pursuant to a share buyback program, if any, and the level thereof is uncertain. Any decision to acquire shares of Baytex will be subject to the discretion of the Baytex Board of Directors and may depend on a variety of factors, including, without limitation, Baytex's business performance, financial condition, financial requirements, growth plans, expected capital requirements and other conditions existing at such future time including, without limitation, contractual restrictions, satisfaction of the solvency tests imposed on Baytex under applicable corporate law and receipt of regulatory approvals. There can be no assurance that Baytex will buyback any shares in the future.

The above summary of assumptions and risks related to forward-looking statements has been provided in order to provide shareholders and potential investors with a more complete perspective on Baytex's current and future operations and such information may not be appropriate for other purposes. There is no representation by Baytex that actual results achieved will be the same in whole or in part as those referenced in the forward-looking statements and Baytex does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

This press release contains information, including in respect of our 2025 budget, five-year outlook and 2025 guidance, that may be considered a financial outlook under applicable securities laws about Baytex, which are subject to numerous assumptions, risk factors, limitations and qualifications, including those set forth herein. The actual results will vary from the amounts set forth in this press release and such variations may be material. This information has been provided for illustration only and with respect to future periods are based on budgets and forecasts that are speculative and are subject to a variety of contingencies. The financial outlook contained in this press release was made as of the date of this press release and was included in order to provide readers with a more complete perspective on Baytex's future operations and may not be appropriate for other purposes. Accordingly, these estimates are not to be relied upon as indicative of future results. Except as required by applicable securities laws, Baytex undertakes no obligation to update such financial outlook. Readers are cautioned that the financial outlook contained in this press release is not conclusive and is subject to change.

Dividend Advisory

Future dividends, if any, and the level thereof is uncertain. Any decision to pay dividends on the common shares (including  the actual amount, the declaration date, the record date and the payment date) will be subject to the discretion of the Board of Directors of Baytex and may depend on a variety of factors, including, without limitation, Baytex's business performance, financial condition, financial requirements, growth plans, expected capital requirements and other conditions existing at such future time including, without limitation, contractual restrictions and satisfaction of the solvency tests imposed on Baytex under applicable corporate law. There can be no assurance that we will pay dividends in the future. All amounts in this press release are stated in Canadian dollars unless otherwise specified.

Specified Financial Measures

In this press release, we refer to certain specified financial measures (such as free cash flow, average royalty rate, total sales, net of blending and other expense, and return of capital) which do not have any standardized meaning prescribed by IFRS. While these measures are commonly used in the oil and natural gas industry, our determination of these measures may not be comparable with calculations of similar measures presented by other reporting issuers. There are no significant differences in the calculations between historical and forward-looking specified financial measures.

Non-GAAP Financial Measures and Ratios

Free cash flow in this press release may refer to a forward-looking non-GAAP measure that is calculated consistently with the measures disclosed in the Company's Management's Discussion & Analysis ("MD&A"). Cumulative free cash flow is calculated consistently with free cash flow and sums together the forecasted free cash flow during the five-year outlook period (2024-2028). The most directly comparable financial measure for free cash flow disclosed in the Company's primary financial statements is cash flows from operating activities. For the three and nine months ended September 30, 2024, cash flows from operating activities was $550.0 million and $1.4 billion, respectively, and free cash flow was $220.2 million and $400.7 million, respectively. For information on the composition of free cash flow and how the Company uses this measure, refer to the "Specified Financial Measures" section of the MD&A for the period ended September 30, 2024, which section is incorporated herein by reference, and available on the SEDAR+ website at www.sedarplus.ca.

Average royalty rate is calculated as royalties divided by total sales, net of blending and other expense which is a non-GAAP measure. Total sales, net of blending and other expense may refer to a forward-looking non-GAAP measure that is calculated consistently with the measures disclosed in the Company's MD&A. The most directly comparable financial measure for total sales, net of blending and other expense disclosed in the Company's primary financial statements is petroleum and natural gas sales. For the three and nine months ended September 30, 2024, petroleum and natural gas sales was $1.1 billion and $3.2 billion, respectively, and total sales, net of blending and other expense was $1.0 billion and $3.0 billion respectively. For information on the composition of total sales, net of blending and other expense and average royalty rate and how the Company uses these measures, refer to the "Specified Financial Measures" section of the MD&A for the period ended September 30, 2024, which section is incorporated herein by reference, and available on the SEDAR+ website at www.sedarplus.ca.

Return of capital is comprised of dividends declared and repurchase of common shares and is used to measure the amount of capital returned to shareholders during a given period. Cumulative return of capital is calculated consistently with return of capital and sums together the forecasted free cash flow during the five-year outlook period (2024-2028). Return of capital in this press release may refer to a forward-looking non-GAAP measure and is calculated consistently with the historical return of capital. Historical return of capital for the three and nine months ended September 30, 2024 and 2023 is calculated below.

	Three Months Ended September 30		Nine Months Ended September 30
	2024	2023	2024	2023
Dividends declared	$17,732	$19,138	$54,387	$19,138
Repurchase of common shares	84,573	89,266	168,468	89,266
Return of capital	$102,305	$108,404	$222,855	$108,404

Advisory Regarding Oil and Gas Information

Where applicable, oil equivalent amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil.  The use of boe amounts may be misleading, particularly if used in isolation.  A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

This press release contains certain oil and gas metrics, including capital efficiencies, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies and should not be used to make comparisons. Such metrics have been included herein to provide readers with additional measures to evaluate Baytex's performance; however, such measures are not reliable indicators of the future performance and future performance may not compare to the performance in previous periods and therefore such metrics should not be unduly relied upon.

This press release contains certain oil and gas metrics, including capital efficiencies, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies and should not be used to make comparisons. Such metrics have been included herein to provide readers with additional measures to evaluate Baytex's performance; however, such measures are not reliable indicators of the future performance and future performance may not compare to the performance in previous periods and therefore such metrics should not be unduly relied upon.

Baytex Energy Corp.

Baytex Energy Corp. is an energy company with headquarters based in Calgary, Alberta and offices in Houston, Texas. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Eagle Ford in the United States. Baytex's common shares trade on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE.

For further information about Baytex, please visit our website at www.baytexenergy.com or contact:

Brian Ector, Senior Vice President, Capital Markets and Investor Relations

Toll Free Number:  1-800-524-5521

Email: investor@baytexenergy.com